SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Invivo Corporation
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

461 858 102
(CUSIP Number of Class of Securities)

John F. Glenn
Vice President, Finance
Invivo Corporation
4900 Hopyard Road, #210
Pleasanton, California 94588
(925) 468-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Daniel J. Winnike, Esq.
Fenwick & West LLP
801 California Street
Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$9,750,000 (1)	$897

(1)	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 650,000 shares of common stock at the purchase price of $15.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.

Date Filed:	Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This tender offer statement on Schedule TO is filed by Invivo Corporation, a Delaware corporation (“Invivo”), in connection with its offer to purchase 650,000 shares of its common stock, par value $0.01 per share, at a price per share of $15.00, net to the seller in cash, without interest. Invivo’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the offer, and each of which is filed as an exhibit hereto. This Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Purchase in the section “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The name of the issuer is Invivo Corporation, a Delaware corporation. The address of its principal executive offices is 4900 Hopyard Road, #210, Pleasanton, California 94588. Its telephone number is (925) 468-7600.

     (b)  The class of equity securities to which this Schedule TO relates is common stock, par value $0.01 per share, of Invivo. The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Purchase in Section 7 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Invivo is filing this Schedule TO. The information set forth in the Offer to Purchase in Section 9 (“Certain Information Concerning Invivo Corporation”) and Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)(1) The information set forth in the Offer to Purchase in the section “Summary Term Sheet,” Section 1 (“Number of Shares; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 9 (“Certain Information Concerning Invivo Corporation”), Section 13 (“United States Federal Income Tax Consequences”), Section 14 (“Extension of the Offer; Termination; Amendment”), and Section 16 (“Miscellaneous”) is incorporated herein by reference.

     (a)(2) Not applicable.

     (b)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

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Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)-(c) The information set forth in the Offer to Purchase in Section 2 (“Purpose of the Offer; Material Effects of the Offer”), Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), and Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a), (b), (d) The information set forth in the Offer to Purchase in the “Summary Term Sheet” and Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     (a), (b) The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  The information set forth in the Offer to Purchase in Section 15 (“Fees And Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

     (a), (b) Not applicable.

Item 11. Additional Information.

     (a)  The information set forth in the Offer to Purchase in Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated herein by reference.

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Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated January 13, 2003.
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders dated January 13, 2003.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press release, dated January 7, 2003, issued by Invivo Corporation. (1)
(b)	Not applicable.
(d)(A)	Sensor Control Corporation 1986 Incentive Stock Option Plan and 1986 Non-statutory Stock Option Plan, as amended. (2)
(d)(B)	SafetyTek 1994 Stock Option Plan, as amended. (3)
(d)(C)	Stock Option Agreement with Walden Management Corporation Pension Fund for the Benefit of George S. Sarlo. (4)
(d)(D)	Amended and Restated Employment Agreement for James B. Hawkins. (5)
(d)(E)	Amended and Restated Employment Agreement for John F. Glenn. (6)
(d)(F)	Amended and Restated Employment Agreement for Stuart Baumgarten. (7)
(d)(G)	Amended and Restated Employment Agreement for Brent Johnson. (8)
(g)	Not applicable.
(h)	Not applicable.

(1)  Previously filed with Invivo’s Schedule TO filed with the Securities and Exchange Commission on January 7, 2003.

(2)  Previously filed as Exhibit 10.1 to Invivo’s registration statement on Form S-1 (File No. 33-44623) filed with the Securities and Exchange Commission on December 20, 1991.

(3)  Previously filed as Exhibit 4.1 to Invivo’s registration statement on Form S-8 (File. No. 33-91450) filed with the Securities and Exchange Commission on June 28, 2002.

(4)  Previously filed as Exhibit 10.14 to Invivo’s registration statement on Form S-2 (File. No. 33-72071) filed with the Securities and Exchange Commission on February 10, 1999.

(5)  Previously filed as Exhibit 10.22 to Invivo’s annual report on Form 10-K (File No. 0-15963) filed with the Securities and Exchange Commission on September 30, 2002 (the “Form 10-K”).

(6)  Previously filed as Exhibit 10.23 to the Form 10-K.

(7)  Previously filed as Exhibit 10.24 to the Form 10-K.

(8)  Previously filed as Exhibit 10.25 to Invivo’s quarterly report on Form 10-Q (File No. 0-15963) filed with the Securities and Exchange Commission on November 14, 2002.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVIVO CORPORATION
	By:	/s/ John F. Glenn

	Name:	John F. Glenn
	Title:	Vice President of Finance and Chief Financial Officer

Date: January 13, 2003

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated January 13, 2003.
(a)(1)(B)	Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Stockholders dated January 13, 2003.
(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003.
(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 13, 2003.
(a)(2)-(4)	Not applicable.
(a)(5)(A)	Press release, dated January 7, 2003, issued by Invivo Corporation. (1)
(b)	Not applicable.
(d)(A)	Sensor Control Corporation 1986 Incentive Stock Option Plan and 1986 Non-statutory Stock Option Plan, as amended. (2)
(d)(B)	SafetyTek 1994 Stock Option Plan, as amended. (3)
(d)(C)	Stock Option Agreement with Walden Management Corporation Pension Fund for the Benefit of George S. Sarlo. (4)
(d)(D)	Amended and Restated Employment Agreement for James B. Hawkins. (5)
(d)(E)	Amended and Restated Employment Agreement for John F. Glenn. (6)
(d)(F)	Amended and Restated Employment Agreement for Stuart Baumgarten. (7)
(d)(G)	Amended and Restated Employment Agreement for Brent Johnson. (8)
(g)	Not applicable.
(h)	Not applicable.

(1)  Previously filed with Invivo’s Schedule TO filed with the Securities and Exchange Commission on January 7, 2003.

(2)  Previously filed as Exhibit 10.1 to Invivo’s registration statement on Form S-1 (File No. 33-44623) filed with the Securities and Exchange Commission on December 20, 1991.

(3)  Previously filed as Exhibit 4.1 to Invivo’s registration statement on Form S-8 (File. No. 33-91450) filed with the Securities and Exchange Commission on June 28, 2002.

(4)  Previously filed as Exhibit 10.14 to Invivo’s registration statement on Form S-2 (File. No. 33-72071) filed with the Securities and Exchange Commission on February 10, 1999.

(5)  Previously filed as Exhibit 10.22 to Invivo’s annual report on Form 10-K (File No. 0-15963) filed with the Securities and Exchange Commission on September 30, 2002 (the “Form 10-K”).

(6)  Previously filed as Exhibit 10.23 to the Form 10-K.

(7)  Previously filed as Exhibit 10.24 to the Form 10-K.

(8)  Previously filed as Exhibit 10.25 to Invivo’s quarterly report on Form 10-Q (File No. 0-15963) filed with the Securities and Exchange Commission on November 14, 2002.